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                                    FORM 6-K
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                          ____________________________

                        REPORT OF FOREIGN PRIVATE ISSUER

                       Pursuant to Section 13a-6 or 15d-16
                     of the Securities Exchange Act of 1934

                        For the month of: September 2004

                                    001-31609
                            (Commission File Number)

                          ____________________________


                                Telkom SA Limited
                 (Translation of registrant's name into English)

                               Telkom Towers North
                                152 Proes Street
                                  Pretoria 0002
                          The Republic of South Africa
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
                                            Form 20-F |X| Form 40-F |_|

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(1); |_|

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7); |_|

         Indicate by check mark whether by furnishing the information contained on this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                                                 Yes |_| No |X|

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82-_____.


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         On September 21, 2004, Telkom SA Limited ("Telkom") issued an announcement stating that the Minister of Communications has announced the appointment of Messrs Dumisani Tabata, Richard Tenza, Veli Ntombela and Ms Thenjiwe Chikane as non-executive directors of the Company with effect from September 20, 2004. Messrs Tabata, Tenza and Ntombela will replace Messrs MP Moyo, TA Sekano and PR Menell, whose three-year terms ended on September 18, 2004, and Ms Chikane replaces Mr TG Vilakazi who resigned as a director of Telkom, a copy of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

         On September 22, 2004, Telkom posted its notice of the Annual General Meeting of shareholders of Telkom and the form of proxy for the Annual General Meeting, a copy of which is attached hereto as Exhibit 99.2 and is incorporated herein by reference.


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Exhibit         Description
-------         -----------

99.1 Announcement, dated September 21, 2004, issued by Telkom, announcing that the Minister of Communications has appointed Messrs Dumisani Tabata, Richard Tenza, Veli Ntombela and Ms Thenjiwe Chikane as non-executive directors of the Company with effect from September 20, 2004. Messrs Tabata, Tenza and Ntombela will replace Messrs MP Moyo, TA Sekano and PR Menell, whose three-year terms ended on September 18, 2004, and Ms Chikane replaces Mr TG Vilakazi who resigned as a director of Telkom.

99.2 Telkom's notice of its Annual General Meeting of shareholders of Telkom and the form of proxy for the Annual General Meeting, posted to shareholders on September 22, 2004.


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                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                          TELKOM SA LIMITED



                                          By:  /s/ Kaushik Patel
                                           -----------------------------------
                                                   Kaushik Patel
                                                   Chief Financial Officer

Date:    September 30, 2004